As filed with the Securities and Exchange Commission on July ^19, 2002

Registration No. 333-85120

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________________

POST-EFFECTIVE AMENDMENT NO. ^2
TO THE
REGISTRATION STATEMENT ON FORM S-1
UNDER
THE SECURITIES ACT OF 1933

_________________________

FIRST PACTRUST BANCORP, INC.
(Exact name of registrant as specified in its charter)

Maryland	6035	04-3639825
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

610 Bay Boulevard, Chula Vista, California 91910
(619) 691-1519
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

_________________________

Hans R. Ganz, President and Chief Executive Officer
First PacTrust Bancorp, Inc.
610 Bay Boulevard
Chula Vista, California 91910
(619) 691-1519
(Name, address, including zip code, and telephone number, including area code, of agent for service)

_________________________

Please send copies of all communications to:
Robert L. Freedman, PC
Martin L. Meyrowitz, P.C.
Beth A. Freedman, Esq.
SILVER, FREEDMAN & TAFF, L.L.P.
(a limited liability partnership including professional corporations)
1700 Wisconsin Avenue, NW
Washington, DC 20007
(202) 295-4500

_________________________

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

        If any of the securities being registered on this Form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

        The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

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PROSPECTUS SUPPLEMENT

FIRST PACTRUST BANCORP, INC.
(Proposed Holding Company for Pacific Trust Bank)
Up to 5,290,000 Shares of Common Stock
$12.00 per Share
        On June 21, 2002, RP Financial, LC. updated its appraisal of the estimated pro forma market value of the common stock of First PacTrust Bancorp, Inc. The amended offering range has increased to a range of $40.8 million to $55.2 million as compared to the range of $34.0 million to $46.0 million established by the appraisal of RP Financial dated May 3, 2002. This constitutes a 20% increase in the range.

        As a result of the increase in the offering range, the purchase price has been increased from $10.00 per share to $12.00 per share. Based on the amended offering range and the amended purchase price, the number of shares of common stock being offered for sale in the conversion has not changed, and ranges from 3,400,000 to 4,600,000 shares, which amount may be increased to 5,290,000 shares without a further resolicitation of subscribers.

REVISED TERMS OF THE OFFERING
	Minimum(1)	Maximum(1)	Maximum, as adjusted(2)

Per Share Price	$12.00	$12.00	$12.00
Number of Shares	3,400,000	4,600,000	5,290,000
Underwriting Commission and Other Expenses	$1,380,000	$1,579,000	$1,693,000
Net Proceeds to First PacTrust Bancorp, Inc.	$39,420,000	$53,621,000	$61,787,000
Net Proceeds Per Share	$11.59	$11.66	$11.68
(1)	Determined in accordance with the amended offering range established by RP Financial and the amended purchase price, which have been approved by the Board of Directors of First PacTrust Bancorp, Inc. and Pacific Trust Bank.
(2)	Represents an amount that is 15% more than the maximum of the offering range as a result of changes in financial or market conditions.

Please refer to "Risk Factors" beginning on page 10 of the prospectus and "Additional Risk Factors" on page 2 of this document.

In view of the June 21, 2002 appraisal update ^and in accordance with regulatory requirements, we are returning funds received, with interest, and canceling all withdrawal authorizations for all persons who submitted accepted subscriptions for shares of common stock in the subscription offering. ^At the same time, each of these persons, AND ONLY THESE PERSONS, are again being given the opportunity to subscribe for shares of common stock of First PacTrust Bancorp, Inc.

       ^In order to place a new order for shares of common stock, you must complete and return the enclosed Supplemental Order Form to Pacific Trust Bank, accompanied ^ by payment or a withdrawal authorization, so that it is received no later than 4:00 p.m., Chula Vista, California time, on ___________, 2002. Failure to return a Supplemental Order Form will result in ^you not receiving any shares of common stock in this offering.

        This document supplements and amends the prospectus of First PacTrust Bancorp, Inc., dated May 14, 2002, and should be read together with the prospectus. Any information presented in this document supersedes that contained in the prospectus. Unless otherwise specifically set forth in this document, capitalized terms used, but not defined, in this prospectus supplement shall have the same meaning as they do in the prospectus. See "Extension of Time Period to Complete the Conversion" in this prospectus supplement for information on how a subscriber may obtain an additional copy of the prospectus.

        These securities are not deposits or accounts and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency.

        Neither the Securities and Exchange Commission, the Office of Thrift Supervision, nor any other federal agency or state securities regulator has approved or disapproved these securities or determined if this prospectus is accurate or complete. Any representation to the contrary is a criminal offense.

For information, call the stock information center at (619) 691-9267.
_______________________
KEEFE, BRUYETTE & WOODS, INC.
_______________________
The date of this prospectus supplement is July __, 2002

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RESULTS OF THE SPECIAL MEETING OF MEMBERS AND
THE SUBSCRIPTION OFFERING
        At the special meeting of members of Pacific Trust Bank held on June 26, 2002, 1,229,388 votes, or 50.76% of the 2,422,144 total votes eligible to be cast, were voted in favor of Pacific Trust Bank's plan of conversion. Accordingly, the plan of conversion was approved by more than the required majority of the total votes entitled to be cast at the special meeting.

        Pacific Trust Bank originally offered up to 5,290,000 shares of common stock in the offering. Pacific Trust Bank received orders to purchase 12,692,857 shares of common stock, including the First PacTrust Bancorp, Inc. 401(k) Employee Stock Ownership Plan, or 239.9% of the shares initially offered, from eligible depositors of Pacific Trust Bank and directors, officers and employees of Pacific Trust Bank. Eligible Account Holders subscribed for approximately 1.3 million shares. The following table provides a breakdown of the orders received in the subscription offering:

	Number of Orders	Dollar Amount of Orders	Number of Shares Ordered

Eligible Account Holders (Category 1)	419	$ 12,812,680	1,281,268
401(k) Employee Stock Ownership Plan (1) (Category 2)	1	4,232,000	423,200
Supplemental Eligible Account Holders (Category 3)	561	105,541,640	10,554,164
Other Members (Category 4)	61	4,040,250	404,025
Total	1,042	$126,626,570	12,662,657
_____________
(1) Reflects 401(k) employee stock ownership plan orders for shares based on the maximum, as adjusted, of the offering range.

        Based upon the initial subscription levels, if all subscribers ^ again subscribed for the same dollar amounts originally ordered:
  orders from Eligible Account Holders and the 401(k) Employee Stock Ownership Plan would be filled completely.

  orders from Supplemental Eligible Account Holders would be allocated shares based upon the method set forth under "Pacific Trust Bank's Conversion - Subscription Offering and Subscription Rights - Preference Category No. 3" of the prospectus. Depending upon a person's qualifying deposits relative to their order size, this could result in a subscriber receiving all shares requested or a significant cutback of their order.^

  orders from Other Members would NOT receive any shares.
However, since we do not know what the new level of orders will be, the level of oversubscription, if any, and what the qualifying deposits of subscribers will be relative to order sizes, there is no way to predict how shares will be allocated, if necessary, to subscribing Supplemental Eligible Account Holders.

AMENDED OFFERING RANGE
        As required by applicable regulations, upon conclusion of the subscription offering, RP Financial submitted an updated appraisal of the pro forma market value of the common stock to Pacific Trust Bank and the Office of Thrift Supervision. The updated appraisal dated June 21, 2002 sets forth an estimated amended offering range of the common stock to be sold of $40.8 million at the minimum and $55.2 million at the maximum, with a midpoint of $48.0 million. This is a 20.0% increase from the midpoint valuation established by the appraisal report dated May 3, 2002, which was set forth in the prospectus. The increased valuation was based on the current demand for initial public offerings of financial service companies and market demand for the common stock, as reflected by the level of subscriptions received. In determining the reasonableness and adequacy of RP Financial's updated appraisal, the board of directors reviewed the methodology and the appropriateness of the assumptions used by RP Financial. Copies of RP Financial's appraisal report and updated appraisals are available for inspection at the main office of Pacific Trust Bank and are otherwise publicly available. See "Additional Information."

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        As a result of the increase in the pro forma market value of the common stock as reflected in the updated appraisal, the Office of Thrift Supervision has approved an increase in the purchase price from $10.00 per share to $12.00 per share. Based on the amended offering range and the amended purchase price, the number of shares being offered in the conversion has not changed, and ranges from 3,400,000 shares to 4,600,000 shares. In the event First PacTrust Bancorp, Inc. receives orders for common stock in excess of $55.2 million, the maximum of the amended offering range, the final valuation may be increased by RP Financial up to $63.5 million, the maximum of the amended offering range, as adjusted by 15%, and First PacTrust Bancorp, Inc. may accept orders for up to 5,290,000 shares of common stock without an additional resolicitation of subscribers or any right of cancellation.

        Subscribers should note that the change in the estimated pro forma market value has a material impact on the pro forma data presented in this prospectus supplement when compared to the values presented in the prospectus. At the maximum of the amended offering range, pro forma per share net income and stockholders' equity per share at or for the three months ended March 31, 2002 would be $0.12 and $16.54, respectively, while the price per share to pro forma net income per share would be 25.00x and the ratio of price per share to pro forma stockholders' equity per share would be 72.55%. Assuming 5,290,000 shares of common stock are sold in the conversion, based upon the maximum, as adjusted, of the amended offering range, the price per share to pro forma net income per share would be 27.27x and the ratio of price per share to pro forma stockholders' equity per share and pro forma tangible stockholders' equity per share would be 76.24%. These amounts may be compared to pro forma per share net income and stockholders' equity at or for the year ended December 31, 2001 of $0.51 and $14.75, respectively, at the maximum of the previous offering range, and the ratio of price per share to pro forma stockholders' equity per share of 67.80% at the previous maximum. The number of shares ultimately sold in the conversion within the amended offering range will depend upon market demand for the common stock as well as market and financial conditions following the conclusion of the resolicitation period, and will affect the price to book value ratio, price to earnings ratio, stockholders' equity per share and net income per share of the common stock. Prospective investors should be aware that the increased valuation reflected in the amended offering range may result in less favorable after-market price performance of the common stock than might have occurred if the offering range had not been increased. See "Capitalization" and "Pro Forma Data" in this prospectus supplement for the effect on the pro forma stockholders' equity, stockholders' equity per share, net income per share, price to book value ratios and price to earnings ratios resulting from the amended offering range.

        The following table presents a summary from RP Financial's updated appraisal dated June 21, 2002 of selected pricing ratios for the peer group companies and all publicly traded thrifts and the resulting pricing ratios for First PacTrust Bancorp, Inc. reflecting the pro forma impact of the conversion offering based on the amended offering range. Compared to the median pricing ratios of the peer group, First PacTrust Bancorp's pro forma pricing ratios at the midpoint of the amended offering range indicated a premium of 64.5% on a price-to-earnings basis, a discount of 43.4% on a price-to-book basis and a discount of 43.2% on a price-to-tangible book value basis. The estimated appraised value and the resulting pricing ratio premiums and discounts took into consideration the pro forma financial impact of the reorganization.

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	Price to Earnings Multiple	Price to Book Value Ratio	Price to Tangible Book Value

First PacTrust Bancorp, Inc. Pro Forma Data Based on Financial Data as of March 31, 2002:
15% above maximum	27.96x	76.25%	76.25%
Maximum	24.46	72.56	72.56
Midpoint	21.39	68.73	68.73
Minimum	18.27	64.15	64.15

Pricing Ratios of All Fully Converted Thrifts Publicly Traded on the NYSE, NASDAQ & AMEX as of June 21, 2002:
Averages	15.41x	134.50%	142.16%
Medians	14.35	120.75	129.37

Pricing Ratios of Peer Group Institutions as of June 21, 2002:
Averages	13.50x	124.29%	126.13%
Medians	13.00	121.33	120.94

        RP Financial's updated appraisal is not intended, and must not be construed, as a recommendation of any kind as to the advisability of purchasing these shares. RP Financial did not independently verify the consolidated financial statements and other information provided by Pacific Trust Bank, nor did RP Financial value independently the assets or liabilities of Pacific Trust Bank. The updated appraisal considers Pacific Trust Bank as a going concern and should not be considered as an indication of the liquidation value of Pacific Trust Bank. Moreover, because this updated appraisal is necessarily based upon estimates and projections of a number of matters, all of which are subject to change from time to time, no assurance can be given that persons purchasing common stock in the offerings will thereafter be able to sell the shares at prices at or above the purchase price or in the range of the updated appraisal described above.

        In view of the appraisal update ^and in accordance with regulatory requirements, we are returning all funds received, with interest, and canceling all withdrawal authorizations for all persons who submitted accepted subscriptions for shares of common stock in teh subscription offering. ^At the same time, each of these persons, AND ONLY THESE PERSONS, are again being given the opportunity to subscribe for shares of common stock of First PacTrust Bancorp, Inc.

       ^ In order to place a new order for shares of common stock, you must complete and return the enclosed Supplemental Order Form to Pacific Trust Bank, accompanied ^ by payment or a withdrawal authorization, so that it is received no later than 4:00 p.m., Chula Vista, California Time, on _________, 2002. Failure to return a Supplemental Order Form will result in ^you not receiving any shares of common stock in this offering. As a result of this resolicitation offer, the number of shares of common stock set forth under "Results of the Special Meeting of Members and the Subscription Offering" which were subscribed for in the subscription offering may change.

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ADDITIONAL RISK FACTORS

        You should consider the risk factors presented below and in the "Risk Factors" section of the prospectus in addition to the other information contained in this prospectus supplement and in the prospectus before deciding whether to make an investment in this stock.

After-Market Price Performance of Our Common Stock May Be Reduced

        The increased valuation reflected in the amended offering range may result in less favorable after-market price performance of the common stock than might have occurred if the offering range of the common stock had not been increased.

The Updated Appraisal is Based on Market Demand, Which May Not Continue in the Future

        The updated appraisal of RP Financial is based upon the current demand for initial public offerings of financial service companies and market demand for the common stock, as reflected by the level of subscriptions received. No assurance can be given that this demand will continue.

EXTENSION OF TIME PERIOD TO COMPLETE THE CONVERSION

        Office of Thrift Supervision regulations provide that the sale of the common stock must be completed within 45 days following the termination of the subscription period, unless that period is extended by the Office of Thrift Supervision. As a result of the need to return all subscription funds received, and to resolicit all persons who previously subscribed for shares of common stock in the subscription offering, the resolicitation will terminate at 4:00 p.m., Chula Vista, California time on _________, 2002 unless extended by Pacific Trust Bank and First PacTrust Bancorp, Inc., with approval of the Office of Thrift Supervision, if necessary. Any community offering or public offering must be completed within 45 days after the close of the resolicitation period, unless extended by Pacific Trust Bank and First PacTrust Bancorp, Inc., with the approval of the Office of Thrift Supervision, if necessary. ^ If the offering is not completed by [___________, 2002], either all funds received will be returned with interest and withdrawal authorizations canceled or, if the Office of Thrift Supervision has granted an extension of this period, all subscribers will ^ be given the right to continue their order for the dollar amount of shares subscribed for, or to increase, decrease or rescind their subscriptions. Any subscriber who requires an additional copy of the prospectus previously provided by First PacTrust Bancorp, Inc. may obtain one by contacting the stock information center at (619) 691-9267. First PacTrust Bancorp, Inc. will promptly process the request. Since the resolicitation period ends on __________, 2002, any subscriber who desires to obtain a copy of the prospectus should request one promptly.

SUBSCRIPTION BY THE 401(K) ESOP

        The plan of conversion provides that the 401(k) employee stock option plan may subscribe for up to 8% of the common stock to be issued in the conversion. Based on the amended offering range, the 401(k) employee stock option plan intends to purchase 8% of the shares sold in this offering, or $3,264,000, $4,416,000 and $5,078,400 of shares of common stock at the minimum, maximum and maximum, as adjusted, of the amended offering range, respectively.

LIMITATION ON COMMON STOCK PURCHASES

        Even though the offering range has increased, each Eligible Account Holder, Supplemental Eligible Account Holder and Other Member generally will still be limited to subscribing for up to $500,000 of common stock, except for certain subscribers whose subscription rights are based on the amount of the deposits at Pacific Trust Bank. See "Pacific Trust Bank's Conversion - Limitations on Stock Purchases" in the prospectus. In light of the level of subscriptions by Supplemental Eligible Account Holders, no assurance can be given that shares of common stock will be available for allocation to Other Member subscribers.

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        The minimum purchase is ^ still 25 shares, which now will cost $300 based on the $12.00 price per share. Subscribers who pay for shares of common stock by cash, check, bank draft or money order will again earn interest at Pacific Trust Bank's stated rate on passbook accounts from the date of receipt until the conversion is completed or terminated.

HOW WE INTEND TO USE THE PROCEEDS

        Although the actual net proceeds from the sale of the shares of common stock cannot be determined until the conversion is completed, we presently anticipate that the net proceeds from the sale of the shares of common stock will be between $39.4 million and $53.6 million and up to $61.8 million assuming an increase in the estimated value of the common stock sold in the conversion by 15%. See "Pro Forma Data" in this prospectus supplement as to the assumptions used to arrive at these amounts.

        We intend to use the net proceeds received from the stock offering as follows:

	Minimum	Maximum	Maximum, as adjusted

Retained by First PacTrust Bancorp, Inc. and initially placed in short-term investments for general corporate purposes	$16,446,000	$22,394,500	$25,815,500
401(k) Employee Stock Ownership Plan loan	3,264,000	4,416,000	5,078,000
Used to buy the stock of Pacific Trust Bank	19,710,000	26,810,500	30,893,500
Net proceeds from stock offering	$39,420,000	$53,621,000	$61,787,000

        First PacTrust Bancorp, Inc. will retain 50% of the net conversion proceeds from which the loan to be made to the 401(k) Employee Stock Ownership Plan will be made, and will purchase all of the capital stock of Pacific Trust Bank to be issued in the conversion in exchange for the remaining conversion proceeds. First PacTrust Bancorp, Inc. intends to use a portion of the net proceeds to make a loan directly to the 401(k) Employee Stock Ownership Plan to enable the 401(k) Employee Stock Ownership Plan to purchase up to 8.0% of the shares of common stock issued in the conversion. Based upon the issuance of 3,400,000 shares of common stock and 4,600,000 shares of common stock at the minimum and maximum of the amended offering range, respectively, the loan to the 401(k) Employee Stock Ownership Plan would be $3.3 million and $4.4 million, respectively. The remaining net proceeds retained by First PacTrust Bancorp, Inc. initially may be used to invest in U.S. Government and federal agency securities of various maturities, mortgage-backed or other securities, deposits in either Pacific Trust Bank or other financial institutions, or a combination thereof. The net proceeds may ultimately be used to:
  support Pacific Trust Bank's lending activities;

  repay borrowings in the ordinary course of business; or

  support the future expansion of operations through the establishment of additional banking offices or other customer facilities or through acquisitions of other financial institutions or branch offices, although no such acquisition transactions are specifically being considered at this time.
       The net proceeds from the conversion may also be used for other business and investment purposes, including the payment of regular or special cash dividends, possible repurchases of the common stock or returns of capital. First PacTrust Bancorp, Inc. and Pacific Trust Bank have committed however, not to take any action to further the payment of any return of capital on the common stock during the one-year period subsequent to completion of the conversion. Management of First PacTrust Bancorp, Inc. may consider expanding or diversifying its activities, as ^ opportunities become available.

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        Following the completion of the conversion, to the extent permitted by the Office of Thrift Supervision and based upon then existing facts and circumstances, First PacTrust Bancorp, Inc.'s board of directors may determine to repurchase shares of common stock, subject to any applicable statutory and regulatory requirements. ^These facts and circumstances may include but not be limited to:
  market and economic factors such as the price at which the stock is trading in the market, the volume of trading, the attractiveness of other investment alternatives in terms of the rate of return and risk involved in the investment, the ability to increase the book value and/or earnings per share of the remaining outstanding shares, and an improvement in First PacTrust Bancorp, Inc.'s return on equity;

  the avoidance of dilution to stockholders by not having to issue additional shares to cover the exercise of stock options or to fund employee stock benefit plans; and

  any other circumstances in which repurchases would be in the best interests of First PacTrust Bancorp, Inc. and its stockholders.
       Any stock repurchases will be subject to the determination of First PacTrust Bancorp, Inc.'s board of directors that Pacific Trust Bank will be capitalized in excess of all applicable regulatory requirements after ^the repurchases.

        The portion of the net proceeds used by First PacTrust Bancorp, Inc. to purchase the capital stock of Pacific Trust Bank will be added to Pacific Trust Bank's general funds to be used for general corporate purposes, including increased lending activities. While the amount of net proceeds received by Pacific Trust Bank will further strengthen Pacific Trust Bank's capital position, which already substantially exceeds all regulatory requirements, Pacific Trust Bank is not converting to stock form primarily to raise capital. After the conversion, based upon the maximum of the amended offering range, Pacific Trust Bank's tangible capital ratio will be approximately 13.9%. As a result, Pacific Trust Bank will continue to be a well-capitalized institution.

        The net proceeds may vary because total expenses of the conversion may be more or less than those estimated. The net proceeds will also vary if the number of shares to be issued in the conversion is adjusted to reflect a change in the estimated pro forma market value of Pacific Trust Bank. Payments for shares made through withdrawals from existing deposit accounts at Pacific Trust Bank will not result in the receipt of new funds for investment by Pacific Trust Bank but will result in a reduction of Pacific Trust Bank's interest expense and liabilities as funds are transferred from interest-bearing certificates or other deposit accounts.

MARKET FOR THE COMMON STOCK

        First PacTrust Bancorp, Inc. and Pacific Trust Bank have never issued capital stock, and, consequently, there is no established market for the common stock at this time. First PacTrust Bancorp, Inc. has been conditionally approved to have its common stock quoted on the Nasdaq National Market under the symbol "FPTB." The development of a liquid public market depends on the existence of willing buyers and sellers, the presence of which is not within the control of First PacTrust Bancorp, Inc., Pacific Trust Bank or any market maker. Accordingly, the number of active buyers and sellers of the common stock at any particular time may be limited. In addition, there can be no assurance that purchasers will be able to sell their shares at or above the amended purchase price.

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PRO FORMA DATA

        The actual net proceeds from the sale of the common stock cannot be determined until the conversion is completed. However, net proceeds are currently estimated to be between $39.4 million and $53.6 million, or $61.8 million in the event the amended offering range is increased by 15%, based upon the following assumptions:
  all shares of common stock will be sold through non-transferable rights to subscribe for the common stock, in order of priority, to Eligible Account Holders, the 401(k) employee stock ownership plan, Supplemental Eligible Account Holders, Other Members and Directors, Officers and Employees;

  Keefe, Bruyette & Woods, Inc. will receive a marketing fee equal to 1.50% of the gross proceeds from the conversion, excluding shares of common stock sold to directors, officers, employees and the 401(k) Employee Stock Ownership Plan;

  total expenses, excluding the marketing fees paid to Keefe, Bruyette & Woods, Inc., are estimated to be approximately $875,000. Actual expenses may vary from those estimated.
        Pro forma consolidated net income and stockholders' equity of First PacTrust Bancorp, Inc. have been calculated for the three months ended March 31, 2002 and the year ended December 31, 2001, as if the common stock to be issued in the conversion had been sold at the beginning of the period and the net proceeds had been invested at 2.70%, which represents the yield on one-year U.S. Government securities at March 31, 2002. In light of changes in interest rates in recent periods, this yield is deemed by First PacTrust Bancorp, Inc. and Pacific Trust Bank to more accurately reflect available reinvestment rates than the arithmetic average method. The effect of withdrawals from deposit accounts for the purchase of common stock has not been reflected. A tax rate of 41.15% has been assumed for periods resulting in an after-tax annual yield of 1.59% for the three months ended March 31, 2002 and the year ended December 31, 2001. Historical and pro forma per share amounts have been calculated by dividing historical and pro forma amounts by the indicated number of shares of common stock, as adjusted to give effect to the shares purchased by the 401(k) Employee Stock Ownership Plan. See Note 3 to the tables below. As discussed under "How We Intend to Use the Proceeds," First PacTrust Bancorp, Inc. intends to make a loan to fund the purchase of 8.0% of the common stock by the 401(k) Employee Stock Ownership Plan and intends to retain up to 50% of the net proceeds from the conversion.

        No effect has been given in the tables to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See "Management - Benefits -- Other Stock Benefit Plans" in the prospectus. The tables below give effect to the restricted stock plan, which is expected to be adopted by First PacTrust Bancorp, Inc. following the conversion and presented along with the stock option plan to stockholders for approval at an annual or special meeting of stockholders to be held at least six months following the completion of the conversion. If the restricted stock plan is approved by stockholders, the restricted stock plan intends to acquire an amount of common stock equal to 4.0% of the shares of common stock issued in the conversion, either through open market purchases or from authorized but unissued shares of common stock, if permissible. The tables below assume that stockholder approval has been obtained, as to which there can be no assurance, and that the shares acquired by the restricted stock plan are purchased in the open market at $12.00 per share. No effect has been given to First PacTrust Bancorp, Inc.'s results of operations after the conversion, the market price of the common stock after the conversion or a less than 4.0% purchase by the restricted stock plan.

        The pro forma stockholders' equity is not intended to represent the fair market value of the common stock and may be different than amounts that would be available for distribution to stockholders in the event of liquidation.

        The following pro forma information may not be representative of the financial effects of the foregoing transactions at the dates on which such transactions actually occur and should not be taken as indicative of future results of operations. Pro forma stockholders' equity represents the difference between the stated amount of assets and liabilities of First PacTrust Bancorp, Inc. computed in accordance with GAAP.

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	At or For the Three Months Ended March 31, 2002
	3,400,000 Shares Sold at $12.00 Per Share (Minimum of Range)	4,000,000 Shares Sold at $12.00 Per Share (Midpoint of Range)	4,600,000 Shares Sold at $12.00 Per Share (Maximum of Range)	5,290,000 Shares Sold at $12.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)

Gross proceeds	$40,800	$48,000	$55,200	$63,480
Less offering expenses and commissions	(1,380)	(1,480)	(1,579)	(1,693)
Estimated net proceeds	39,420	46,520	53,621	61,787

Less: Shares purchased by the employee stock ownership plan(3)	(3,264)	(3,840)	(4,416)	(5,078)
Shares purchased by the restricted stock plan(4)	(1,632)	(1,920)	(2,208)	(2,539)

Estimated proceeds available for investment(2)	$34,524	$40,760	$46,997	$54,170

Net income:
Historical	$ 464	$ 464	$ 464	$ 464
Pro forma income on net proceeds	137	162	187	215
Pro forma employee stock ownership plan adjustment(3)	(48)	(56)	(65)	(75)
Pro forma restricted stock plan adjustment(4)	(48)	(56)	(65)	(75)

Pro forma net income	$ 505	$ 514	$ 521	$ 529

Net income per share:
Historical	$ 0.16	$ 0.13	$ 0.12	$ 0.11
Pro forma income on net proceeds, as adjusted	0.04	0.04	0.04	0.04
Pro forma employee stock ownership plan adjustment(4)	(0.02)	(0.02)	(0.02)	(0.02)
Pro forma restricted stock plan adjustment(5)	(0.02)	(0.02)	(0.02)	(0.02)

Pro forma net income per share(4)(5)(6)	$ 0.16	$ 0.14	$ 0.12	$ 0.11

Number of shares outstanding for pro forma net income per share calculations(5)	3,134,800	3,688,000	4,241,200	4,877,380

Offering price to pro forma net income per share	18.75x	21.43x	25.00x	27.27x

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	At or For the Three Months Ended March 31, 2002
	3,400,000 Shares Sold at $12.00 Per Share (Minimum of Range)	4,000,000 Shares Sold at $12.00 Per Share (Midpoint of Range)	4,600,000 Shares Sold at $12.00 Per Share (Maximum of Range)	5,290,000 Shares Sold at $12.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)
Stockholders' equity:
Historical	$29,083	$29,083	$29,083	$29,083
Estimated net proceeds	39,420	46,520	53,621	61,787
Less: Common stock acquired by the employee stock ownership plan(3)	(3,264)	(3,840)	(4,416)	(5,078)
Less: Common stock to be acquired by the restricted stock plan(4)	(1,632)	(1,920)	(2,208)	(2,539)
Pro forma stockholders' equity(3)(4)(7)	$63,607	$69,843	$76,080	$83,253

Stockholders' equity per share:
Historical	$ 8.55	$ 7.27	$ 6.32	$ 5.50
Estimated net proceeds	11.60	11.63	11.66	11.68
Less: Common stock acquired by the employee stock ownership plan(3)	(0.96)	(0.96)	(0.96)	(0.96)
Common stock to be acquired by the restricted stock plan(4)	(0.48)	(0.48)	(0.48)	(0.48)
Pro forma stockholders' equity per share(4)(5)(6)(7)	$ 18.71	$ 17.46	$ 16.54	$ 15.74

Offering price as a percentage of pro forma stockholders' equity(5)	64.14%	68.73%	72.55%	76.24%

Number of shares outstanding for pro forma stockholders' equity per share calculations(5)	3,400,000	4,000,000	4,600,000	5,290,000
_________________

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the conversion.
(2)	Estimated proceeds available for investment consists of the estimated net proceeds from the conversion minus (i) the proceeds attributable to the purchase by the employee stock ownership plan and (ii) the value of the shares to be purchased by the restricted stock plan, subject to stockholder approval, after the conversion at an assumed purchase price of $12.00 per share
(3)	It is assumed that 8.0% of the shares of common stock issued in the conversion will be purchased by the employee stock ownership plan with funds loaned by First PacTrust Bancorp, Inc. First PacTrust Bancorp, Inc. and Pacific Trust Bank intend to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. The pro forma net earnings assumes (i) that the loan to the employee stock ownership plan is payable over 10 years, with the employee stock ownership plan shares having an average fair value of $12.00 per share in accordance with SOP 93-6 of the AICPA , entitled "Employers' Accounting for Employee Stock Ownership Plans," and (ii) the effective tax rate was 41.15% for the period. See "Management - Benefits -- 401(k) Employee Stock Ownership Plan."
(4)	It is assumed that the restricted stock plan will purchase, following stockholder approval of such plan, a number of shares of common stock equal to 4.0% of the shares of common stock issued in the conversion for issuance to directors, officers and employees. Funds used by the restricted stock plan to purchase the shares initially will be contributed to the restricted stock plan by First PacTrust Bancorp, Inc. It is further assumed that the shares were acquired by the restricted stock plan at the beginning of the period presented in open market purchases at the $12.00 purchase price and that 20% of the amount contributed, net of taxes, was an amortized expense during the three months ended March 31, 2002. The issuance of authorized but unissued shares of common stock pursuant to the restricted stock plan in the amount of 4.0% of the common stock sold in the offering would dilute the voting interests of existing stockholders by approximately 3.8% and under such circumstances pro forma net earnings per share for the three months ended March 31, 2002 would be $0.15, $0.13, $0.12 and $0.10, at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share at March 31, 2002 would be $18.45, $17.25, $16.36 and $15.59 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. There can be no assurance that the actual purchase price of shares purchased by or issued to the restricted stock plan will be $12.00 per share. See "Management - Benefits -- Other Stock Benefit Plans" in the prospectus.
(5)	The per share calculations are determined by adding the number of shares sold in the conversion and for purposes of calculating net income per share, in accordance with SOP 93-6, subtracting 265,200 shares, 312,000 shares, 358,800 shares, and 412,620 shares, at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively, representing the employee stock ownership plan shares which have not been committed for release during the year ended March 31, 2002. See note 3 above. For purposes of calculating pro forma stockholders' equity per share, it is assumed that shares outstanding total 3,400,000 shares at the minimum of the estimated pro forma market value of Pacific Trust Bank on a fully converted basis, or the estimated valuation range, 4,000,000 shares at the midpoint of the range, 4,600,000 shares at the maximum of the range and 5,290,000 shares at 15% above the maximum of the range, respectively.

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(6)	No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which will be adopted by First PacTrust Bancorp, Inc. following the conversion and presented for approval by stockholders at an annual or special meeting of stockholders of First PacTrust Bancorp, Inc. held at least six months following the completion of the conversion. If the stock option plan is approved by stockholders, an amount equal to 10% of the common stock issued in the conversion, or 340,000 shares at the minimum of the estimated offering range, 400,000 shares at the midpoint of the range, 460,000 shares at the maximum of the range and 529,000 shares at 15% above the maximum of the range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of common stock pursuant to the exercise of options under the stock option plan will result in the dilution of existing stockholders' voting interests by approximately 9.1%. Assuming stockholder approval of the stock option plan, that all these options were exercised at the beginning of the period at an exercise price of $12.00 per share and that the shares to fund the restricted stock plan are acquired through open market purchases at the purchase price, pro forma net earnings per share for the year ended March 31, 2002 would be $0.15, $0.13, $0.12, and $0.10 at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share at March 31, 2002 would be $18.10, $16.96, $16.13 and $15.40 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively. See "Management - Benefits -- Other Stock Benefit Plan" in the prospectus.
(7)	The equity capital of Pacific Trust Bank will be substantially restricted because of the liquidation account set up in connection with this offering and certain distributions from Pacific Trust Bank's equity capital may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause Pacific Trust Bank to have additional taxable income. See "Taxation - Federal Taxation" in the prospectus. Pro forma stockholders' equity and pro forma stockholders' equity per share do not give effect to the bad debt reserves established by Pacific Trust Bank for federal income tax purposes in the event of a liquidation of Pacific Trust Bank.

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	At or For the Year Ended December 31, 2001
	3,400,000 Shares Sold at $12.00 Per Share (Minimum of Range)	4,000,000 Shares Sold at $12.00 Per Share (Midpoint of Range)	4,600,000 Shares Sold at $12.00 Per Share (Maximum of Range)	5,290,000 Shares Sold at $12.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)

Gross proceeds	$40,800	$48,000	$55,200	$63,480
Less offering expenses and commissions	(1,380)	(1,480)	(1,579)	(1,693)
Estimated net proceeds	39,420	46,520	53,621	61,787

Less: Shares purchased by the employee stock ownership plan(3)	(3,264)	(3,840)	(4,416)	(5,078)
Shares purchased by the restricted stock plan(4)	(1,632)	(1,920)	(2,208)	(2,539)

Estimated proceeds available for investment(2)	$34,524	$40,760	$46,997	$54,170

Net income:
Historical	$ 2,096	$ 2,096	$ 2,096	$ 2,096
Pro forma income on net proceeds	549	648	747	861
Pro forma employee stock ownership plan adjustment(3)	(192)	(226)	(260)	(299)
Pro forma restricted stock plan adjustment(4)	(192)	(226)	(260)	(299)

Pro forma net income	$ 2,261	$ 2,292	$ 2,323	$ 2,359

Net income per share:
Historical	$ 0.67	$ 0.57	$ 0.49	$ 0.43
Pro forma income on net proceeds, as adjusted	0.17	0.17	0.17	0.17
Pro forma employee stock ownership plan adjustment(4)	(0.06)	(0.06)	(0.06)	(0.06)
Pro forma restricted stock plan adjustment(5)	(0.06)	(0.06)	(0.06)	(0.06)

Pro forma net income per share(4)(5)(6)	$ 0.72	$ 0.62	$ 0.54	$ 0.48

Number of shares outstanding for pro forma net income per share calculations(5)	3,155,200	3,712,000	4,268,800	4,909,120

Offering price to pro forma net income per share	16.67x	19.35x	22.22x	25.00x

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	At or For the Year Ended December 31, 2001
	3,400,000 Shares Sold at $12.00 Per Share (Minimum of Range)	4,000,000 Shares Sold at $12.00 Per Share (Midpoint of Range)	4,600,000 Shares Sold at $12.00 Per Share (Maximum of Range)	5,290,000 Shares Sold at $12.00 Per Share (Maximum of Range, as Adjusted)(1)
	(Dollars in Thousands)
Stockholders' equity:
Historical	$28,721	$28,721	$28,721	$28,721
Estimated net proceeds	39,420	46,520	53,621	61,787
Less: Common stock acquired by the employee stock ownership plan(3)	(3,264)	(3,840)	(4,416)	(5,078)
Less: Common stock to be acquired by the restricted stock plan(4)	(1,632)	(1,920)	(2,208)	(2,539)
Pro forma stockholders' equity(3)(4)(7)	$63,245	$69,481	$75,718	$82,891

Stockholders' equity per share:
Historical	$ 8.45	$ 7.18	$ 6.24	$ 5.43
Estimated net proceeds	11.59	11.63	11.66	11.68
Less: Common stock acquired by the employee stock ownership plan(3)	(0.96)	(0.96)	(0.96)	(0.96)
Common stock to be acquired by the restricted stock plan(4)	(0.48)	(0.48)	(0.48)	(0.48)
Pro forma stockholders' equity per share(4)(5)(6)(7)	$ 18.60	$ 17.37	$ 16.46	$ 15.67

Offering price as a percentage of pro forma stockholders' equity(5)	64.52%	69.08%	72.90%	76.58%

Number of shares outstanding for pro forma stockholders' equity per share calculations(5)	3,400,000	4,000,000	4,600,000	5,290,000
_________________

(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the conversion.
(2)	Estimated proceeds available for investment consists of the estimated net proceeds from the conversion minus (i) the proceeds attributable to the purchase by the employee stock ownership plan and (ii) the value of the shares to be purchased by the restricted stock plan, subject to stockholder approval, after the conversion at an assumed purchase price of $12.00 per share
(3)	It is assumed that 8.0% of the shares of common stock issued in the conversion will be purchased by the employee stock ownership plan with funds loaned by First PacTrust Bancorp, Inc. First PacTrust Bancorp, Inc. and Pacific Trust Bank intend to make annual contributions to the employee stock ownership plan in an amount at least equal to the principal and interest requirement of the debt. The pro forma net earnings assumes (i) that the loan to the employee stock ownership plan is payable over 10 years, with the employee stock ownership plan shares having an average fair value of $12.00 per share in accordance with SOP 93-6 of the AICPA , entitled "Employers' Accounting for Employee Stock Ownership Plans," and (ii) the effective tax rate was 41.15% for the period. See "Management - Benefits -- 401(k) Employee Stock Ownership Plan" in the prospectus.
(4)	It is assumed that the restricted stock plan will purchase, following stockholder approval of such plan, a number of shares of common stock equal to 4.0% of the shares of common stock issued in the conversion for issuance to directors, officers and employees. Funds used by the restricted stock plan to purchase the shares initially will be contributed to the restricted stock plan by First PacTrust Bancorp, Inc. It is further assumed that the shares were acquired by the restricted stock plan at the beginning of the period presented in open market purchases at the $12.00 purchase price and that 20% of the amount contributed, net of taxes, was an amortized expense during the year ended December 31, 2001. The issuance of authorized but unissued shares of common stock pursuant to the restricted stock plan in the amount of 4.0% of the common stock sold in the offering would dilute the voting interests of existing stockholders by approximately 3.8% and under such circumstances pro forma net earnings per share for the year ended December 31, 2001 would be $0.69, $0.59, $0.52 and $0.46, at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share at December 31, 2001 would be $18.35, $17.16, $16.29 and $15.53 at the minimum, midpoint, maximum and 15% above the maximum of such range, respectively. There can be no assurance that the actual purchase price of shares purchased by or issued to the restricted stock plan will be $12.00 per share. See "Management - Benefits -- Other Stock Benefit Plans" in the prospectus.
(5)	The per share calculations are determined by adding the number of shares sold in the conversion and for purposes of calculating net income per share, in accordance with SOP 93-6, subtracting 244,800 shares, 288,000 shares, 331,200 shares, and 380,880 shares, at the minimum, midpoint, maximum and 15% above the maximum of the offering range, respectively, representing the employee stock ownership plan shares which have not been committed for release during the year ended December 31, 2001. See note 3 above. For purposes of calculating pro forma stockholders' equity per share, it is assumed that shares outstanding total 3,400,000 shares at the minimum of the estimated pro forma market value of Pacific Trust Bank on a fully converted basis, or the estimated valuation range, 4,000,000 shares at the midpoint of the range, 4,600,000 shares at the maximum of the range and 5,290,000 shares at 15% above the maximum of the range, respectively.

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(6)	No effect has been given to the issuance of additional shares of common stock pursuant to the stock option plan, which will be adopted by First PacTrust Bancorp, Inc. following the conversion and presented for approval by stockholders at an annual or special meeting of stockholders of First PacTrust Bancorp, Inc. held at least six months following the completion of the conversion. If the stock option plan is approved by stockholders, an amount equal to 10% of the common stock issued in the conversion, or 340,000 shares at the minimum of the estimated offering range, 400,000 shares at the midpoint of the range, 460,000 shares at the maximum of the range and 529,000 shares at 15% above the maximum of the range, respectively, will be reserved for future issuance upon the exercise of options to be granted under the stock option plan. The issuance of common stock pursuant to the exercise of options under the stock option plan will result in the dilution of existing stockholders' voting interests by approximately 9.1%. Assuming stockholder approval of the stock option plan, that all these options were exercised at the beginning of the period at an exercise price of $12.00 per share and that the shares to fund the restricted stock plan are acquired through open market purchases at the purchase price, pro forma net earnings per share for the year ended December 31, 2001 would be $0.67, $0.58, $0.51, and $0.45 at the minimum, midpoint, maximum and 15% above the maximum of the estimated offering range, respectively, and pro forma stockholders' equity per share at December 31, 2001 would be $18.00, $16.88, $16.06 and $15.34 at the minimum, midpoint, maximum and 15% above the maximum of the range, respectively. See "Management - Benefits -- Other Stock Benefit Plan" in the prospectus.
(7)	The equity capital of Pacific Trust Bank will be substantially restricted because of the liquidation account set up in connection with this offering and certain distributions from Pacific Trust Bank's equity capital may be treated as being from its accumulated bad debt reserve for tax purposes, which would cause Pacific Trust Bank to have additional taxable income. See "Taxation - Federal Taxation" in the prospectus. Pro forma stockholders' equity and pro forma stockholders' equity per share do not give effect to the bad debt reserves established by Pacific Trust Bank for federal income tax purposes in the event of a liquidation of Pacific Trust Bank.

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CAPITALIZATION

        The following table presents the historical capitalization of Pacific Trust Bank at March 31, 2002, and the pro forma consolidated capitalization of First PacTrust Bancorp, Inc. after giving effect to the conversion, excluding assumed earnings on the net proceeds, based upon the sale of the number of shares shown below and the other assumptions set forth under "Pro Forma Data" in this prospectus supplement.

		First PacTrust Bancorp, Inc. - Pro Forma Based Upon Sale at $12.00 Per Share
	Pacific Trust Bank Historical Capitalization	3,400,000 Shares (Minimum of Range)	4,000,000 Shares (Midpoint of Range)	4,600,000 Shares (Maximum of Range)	5,290,000 Shares(1) (Maximum of Range, as Adjusted)
	(In Thousands)

Deposits(2)	$276,509	$276,509	$276,509	$276,509	$276,509
Borrowings	41,000	41,000	41,000	41,000	41,000
Total deposits and borrowings	$317,509	$317,509	$317,509	$317,509	$317,509

Stockholders' equity
Preferred stock, $0.01 par value, 5,000,000 shares authorized, none issued	$ ---	$ ---	$ ---	$ ---	$ ---
Common stock, $0.01 par value, 20,000,000 shares authorized; shares to be issued as reflected(3)	---	34	40	46	53
Additional paid-in capital	---	39,386	46,480	53,575	61,734
Retained earnings	29,133	29,133	29,133	29,133	29,133
Net unrealized loss	(50)	(50)	(50)	(50)	(50)
Less:
Common stock to be acquired by the employee stock ownership plan(4)	---	(3,264)	(3,840)	(4,416)	(5,078)
Common stock to be acquired by the restricted stock plan(5)	---	(1,632)	(1, 920)	(2,208)	(2,539)

Total stockholders' equity	$ 29,083	$ 63,607	$ 69,843	$ 76,080	$ 83,253
________________
(1)	As adjusted to give effect to an increase in the number of shares which could occur due to an increase in the estimated offering range of up to 15% to reflect changes in market and financial conditions following the commencement of the conversion.
(2)	Does not reflect withdrawals from deposit accounts for the purchase of common stock in the conversion. Any withdrawals would reduce pro forma deposits by the amount of the withdrawals.
(3)	Reflects the issuance of the shares of common stock to be sold in the conversion. No effect has been given to the issuance of additional shares of common stock pursuant to the proposed stock option plan. See "Pro Forma Data" in this prospectus supplement and "Management - Benefits - Other Stock Benefit Plans" in the prospectus.
(4)	Assumes that 8.0% of the common stock issued in the conversion will be purchased by the employee stock ownership plan, which is reflected as a reduction from stockholders' equity. The employee stock ownership plan shares will be purchased with funds loaned to the employee stock ownership plan by First PacTrust Bancorp, Inc. See "Pro Forma Data" in this prospectus supplement and "Management - Benefits -- 401(k) Employee Stock Ownership Plan" in the prospectus.
(5)	First PacTrust Bancorp, Inc. intends to adopt the restricted stock plan and to submit such plan to stockholders at an annual or special meeting of stockholders held at least six months following the completion of the conversion. If the plan is approved by stockholders, First PacTrust Bancorp, Inc. intends to contribute sufficient funds to the restricted stock plan to enable the plan to purchase a number of shares of common stock equal to 4.0% of the common stock issued in the conversion. This assumes that stockholder approval has been obtained and that the shares have been purchased in the open market at the purchase price. However, in the event First PacTrust Bancorp, Inc. issues authorized but unissued shares of common stock to the restricted stock plan in the amount of 4.0% of the common stock issued in the conversion, the voting interests of existing stockholders would be diluted approximately 3.8%. The shares are reflected as a reduction of stockholders' equity. See "Pro Forma Data" in this prospectus supplement and "Management - Benefits -- Other Stock Benefit Plans" in the prospectus.

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PACIFIC TRUST BANK
EXCEEDS ALL REGULATORY CAPITAL REQUIREMENTS

        At March 31, 2002, Pacific Trust Bank exceeded all of the regulatory capital requirements applicable to it. The table on the following page sets forth the historical regulatory capital of Pacific Trust Bank at March 31, 2002 and the pro forma regulatory capital of Pacific Trust Bank after giving effect to the conversion, based upon the sale of the number of shares shown in the table. The pro forma regulatory capital amounts reflect the receipt by Pacific Trust Bank of 50% of the net stock proceeds, after expenses. The pro forma risk-based capital amounts assume the investment of the net proceeds received by Pacific Trust Bank in assets which have a risk-weight of 20% under applicable regulations, as if such net proceeds had been received and so applied at March 31, 2002.

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			Pro Forma at March 31, 2002
	Historical at March 31, 2002		3,400,000 Shares Sold at $12.00 per Share		4,000,000 Shares Sold at $12.00 per Share		4,600,000 Shares Sold at $12.00 per Share		5,290,000 Shares Sold at $12.00 per Share
	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)	Amount	Percent of Assets(1)
	(Dollars in Thousands)

Equity capital under GAAP	$29,083	8.32%	$45,529	12.45%	$48,503	13.15%	$51,478	13.85%	$54,899	14.63%

Tangible capital:
Actual	$29,133	8.34%	$45,579	12.46%	$48,553	13.17%	$51,528	13.86%	$54,949	14.65%
Requirement	5,240	1.50	5,487	1.50	5,532	1.50	5,576	1.50	5,627	1.50

Excess	$23,893	6.84%	$40,092	10.96%	$43,021	11.67%	$45,952	12.36%	$49,322	13.15%

Core capital:
Actual	$29,133	8.34%	$45,579	12.46%	$48,553	13.17%	$51,528	13.86%	$54,949	14.65%
Requirement	13,965	4.00	14,632	4.00	14,751	4.00	14,870	4.00	15,007	4.00

Excess	$15,168	4.34%	$30,947	8.46%	$33,802	9.17%	$36,658	9.86%	$39,942	10.65%

Risk-based capital
Actual	$31,004	14.95%	$47,450	22.53%	$50,424	23.84%	$53,999	25.21%	$56,820	26.74%
Requirement	16,588	8.00	16,851	8.00	16,899	8.00	16,947	8.00	17,001	8.00

Excess	$14,416	6.95%	$30,599	14.53%	$33,525	15.87%	$36,452	17.21%	$39,819	18.74%

Tier I to risk weighted capital
Actual	$29,133	14.05%	$45,579	21.64%	$48,553	22.99%	$51,528	24.32%	$59,949	25.86%
Requirement	8,294	4.00	8,426	4.00	8,449	4.00	8,473	4.00	8,501	4.00

Excess	$20,839	10.05%	$37,153	17.64%	$40,104	18.99%	$43,055	20.32%	$46,448	21.86%

________________
(1)	Adjusted total or adjusted risk-weighted assets, as appropriate.

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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
 AND RESULTS OF OPERATIONS FOR THE THREE MONTHS ENDED MARCH 31, 2002

Comparison of Financial Condition at March 31, 2002 and December 31, 2001

        Our total assets increased by $39.2 million, or 12.7%, to $349.3 million at March 31, 2002 from $310.1 million at December 31, 2001. The increase reflected growth in loans receivable, securities available for sale and cash and cash equivalents, funded by an increase in deposits and additional advances from the Federal Home Loan Bank. Net loans increased by $33.1 million, or 12.9%, to $290.3 million at March 31, 2002 from $257.2 million at December 31, 2001. Our increase in loans resulted from a purchase of a $20.0 million pool of one- to four-family residential loans and increased volume of one- to four-family mortgage loan originations. Securities classified as available-for-sale increased by $2.4 million, or 17.5%, to $16.1 million at March 31, 2002 from $13.7 million at December 31, 2001. Securities classified as available-for-sale increased during this period due to purchases of $5.0 million of securities, partially offset by principal repayments of $2.4 million. Cash and cash equivalents increased $3.8 million, or 21.1%, to $21.8 million at March 31, 2002 from $18.0 million at December 31, 2001 due to an increase in customer deposits that were not yet redeployed into loans or securities, but were invested in short-term federal funds sold. Premises and equipment also increased by $1.1 million as Pacific Trust Bank purchased its Temecula branch location, which opened in February 2002.

        Total deposits increased by $24.5 million, or 9.7%, to $276.5 million at March 31, 2002 from $252.0 million at December 31, 2001. The increase reflected growth in savings, NOW and money market accounts and certificates of deposit. Certificates of deposits increased $7.1 million, or 5.8%, to $130.1 million. Money market accounts, NOW accounts and savings accounts increased by $2.9 million, $6.9 million and $7.6 million, respectively. The additional funding was used to support loan growth.

        Federal Home Loan Bank advances increased $13.0 million, or 46.4%, to $41.0 million at March 31, 2002 from $28.0 million at December 31, 2001. The additional advances were used to fund loan growth during the period.

        Equity increased $362,000, or 1.3%, to $29.1 million at March 31, 2002 from $28.7 million at December 31, 2001 as a result of $464,000 net earnings for the quarter ended March 31, 2002, partially offset by an increase in unrealized loss on securities available-for-sale, net of tax, from a gain of $52,000 at December 31, 2001 to a loss of $51,000 at March 31, 2002.

Comparison of Operating Results for the Three Months Ended March 31, 2002 and 2001

        General. Net income for the three months ended March 31, 2002 was $464,000, a decrease of $61,000, or 1.6%, from $525,000 for the three months ended March 31, 2001. The decrease in net income resulted from a decrease in noninterest income, an increase in the provision for loan losses, and an increase in noninterest expense, partially offset by an increase in net interest income.

        Interest Income. Interest income decreased by $716,000 or 12.7%, to $4.9 million for the three months ended March 31, 2002 from $5.6 million for the three months ended March 31, 2001. The primary factor for the decrease in interest income was a 145 basis point decrease in the average yield on loans receivable, from 8.01% for the quarter ended March 31, 2001 to 6.56% for the same period in 2002. The decrease reflects the downward repricing of adjustable rate mortgage loans due to a decline in market interest rates. The average balance of loans receivable increased $34.3 million or 13.7%, from $250.2 million for the quarter ended March 31, 2001 to $284.5 million for the quarter ended March 31, 2002. The increase was the result of the purchase of a $20.0 million pool of residential mortgage loans and originations exceeding repayments due to strong demand, reflecting generally lower interest rates in 2002.

        Interest income on securities decreased $378,000, or 68.2%, to $176,000 for the quarter ended March 31, 2002. The decrease resulted from a $17.3 million, or 50.7%, decrease in the average balance of securities, attributable to the increased rate of repayment on collateralized mortgage obligations in a declining interest rate environment. The average yield on the securities portfolio was 4.18% for the quarter ended March 31, 2002 compared to 6.50% for the same period in 2001, due to generally lower levels of market interest rates in 2002.

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        Interest income from other interest earning assets increased $7,000, or 8.5%, to $84,000 for the quarter ended March 31, 2002 from $77,000 for the quarter ended March 31, 2001. The increase resulted from an increase in the average balance to $9.0 million from $1.2 million, which was due to funds received from principal repayments on loans and collateralized mortgage obligations.

        Interest Expense. Interest expense decreased $1.1 million, or 35.5%, to $2.0 million for the three months ended March 31, 2002 from $3.1 million for the three months ended March 31, 2001. The decrease in interest expense resulted primarily from a decrease in the average cost of our interest-bearing liabilities to 2.64% from 4.60%, reflecting the decrease in market rates of interest during the period. Interest expense on deposits decreased $711,000, or 29.8%, to $1.7 million for the quarter ended March 31, 2002 from $2.4 million for the same period in 2001. The decrease resulted from a 180 basis point decrease in the cost of deposits to 2.60% from 4.40%, partially offset by a $38.7 million increase in the average balance of deposits from $217.6 million for the three months ended March 31, 2001 to $256.3 million for the same period in 2002. Interest expense on Federal Home Loan Bank advances decreased $432,000, or 58.0%, to $313,000 for the quarter ended March 31, 2002 from $745,000 for the quarter ended March 31, 2001. The decrease resulted from a 251 basis point decrease in the cost of Federal Home Loan Bank advances, from 5.42% for the quarter ended March 31, 2001 to 2.91% for the quarter ended March 31, 2002. The decrease was a result of a $19.0 million variable rate advance with a rate of 1.83% that was drawn in February 2002. In addition, the average balance of Federal Home Loan Bank advances decreased $12.0 million from the prior period due to repayments of overnight borrowings and fixed term advances.

        Net Interest Income. Net interest income before provision for loan losses increased $427,000, or 17.0%, to $2.9 million for the three months ended March 31, 2002 from $2.5 million for the three months ended March 31, 2001. The net interest rate spread and the net interest margin increased during the period, reflecting lower levels of interest rates resulting in increased loan demand that exceeded the effects of the decrease in market rates. The net interest spread increased 40 basis points to 3.72% from 3.32%, while the net interest margin increased 27 basis points to 3.78% from 3.51%.

        Provision for Loan Losses. We establish provisions for loan losses, which are charged to operations, at a level required to reflect probable incurred credit losses in the loan portfolio. In evaluating the level of the allowance for loan losses, management considers historical loss experience, the types of loans and the amount of loans in the loan portfolio, adverse situations that may affect the borrower's ability to repay, estimated value of any underlying collateral, peer group information, and prevailing economic conditions. Large groups of smaller balance homogenous loans, such as residential real estate, small commercial real estate, home equity and consumer loans, are evaluated in the aggregate using historical loss factors and peer group data adjusted for current economic conditions. More complex loans, such as multi-family and commercial real estate loans, are evaluated for impairment.

        Based on our evaluation of these factors, we made provisions of $165,000 and $20,000 for the three months ended March 31, 2002 and 2001, respectively. The provision increased by $145,000 reflecting a $38.4 million, or 15.1%, increase in gross loans, primarily consisting of residential real estate loans. This growth continues to be achieved primarily through the use of independent loan originators and through whole loan purchases. Since we did not have a seasoned portfolio in this type of lending and did not have our own related loss history to apply to these types of loans, we continued to utilize peer group data adjusted for local economic conditions to establish our loan loss allowance, resulting in the $165,000 provision.

        This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available or as future events change. We used the same methodology and generally similar assumptions in assessing the allowance for both periods. The allowance for loan losses was $1.9 million at March 31, 2002 and $1.7 million at March 31, 2001. The allowance for loan losses as a percentage of loans outstanding decreased to .65% at March 31, 2002 from .67% at March 31, 2001. This decline was primarily the result of a continued shift in the Bank's loan portfolio from consumer loans, which have experienced a higher rate of loss for both the Bank and its peers, to real estate loans, which have experienced a lower rate of loss. Residential real estate loans composed 75% of gross loans at March 31, 2002 compared to 65% at March 31, 2001. The level of the allowance is based on estimates and the ultimate losses may vary from the estimates.

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        Management assesses the allowance for loan losses on a quarterly basis and makes provisions for loan losses as necessary in order to maintain the allowance. While management uses available information to recognize losses on loans, future loan loss provisions may be necessary based on changes in economic conditions. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the allowance for loan losses and may require us to recognize additional provisions based on their judgment of information available to them at the time of their examination. The allowance for loan losses as of March 31, 2002 is maintained at a level that represents management's best estimate of inherent losses in the loan portfolio, and such losses were both probable and reasonably estimable.

        Noninterest Income. Noninterest income decreased $81,000, or 25.9%, to $232,000 for the three months ended March 31, 2002 from $313,000 for the three months ended March 31, 2001, primarily as a result of decreases in net gains on the sale of securities available for sale of $22,000, loan servicing fees of $14,000 and customer service fees on deposit accounts of $17,000. Other noninterest income decreased as a result of various declines in miscellaneous smaller balance accounts.

        Noninterest Expense. Noninterest expense increased $342,000, or 18.0%, to $2.2 million for the three months ended March 31, 2002 from $1.9 million for the three months ended March 31, 2001. This increase was primarily the result of a $147,000 increase in occupancy and equipment, a $141,000 increase in data processing, a $76,000 increase in salaries and employee benefits, and a $29,000 increase in advertising, partially offset by a $24,000 reduction in professional fees and a $50,000 reduction in various other general and administrative expenses.

        Salaries and employee benefits represented 42.0% and 45.6% of total noninterest expense for the quarters ended March 31, 2002 and 2001, respectively. Total salaries and employee benefits increased $76,000, or 8.8%, to $941,000 for the quarter ended March 31, 2002 from $865,000 for the same period in 2001. The increase is primarily due to normal salary increases and additional staffing at the new branch facility. The increase in occupancy and equipment was also the result of opening the new branch facility.

        Data processing expense increased as a result of increased volume in both loans and deposits and the write off of approximately $163,000 of software related to the cancellation of an expected system conversion. We had anticipated that the software related to the canceled system conversion could be utilized with another data processor under a modified conversion plan. We determined, however, that the value of the software was impaired and should be written off. The $29,000 increase in advertising was related to the promotion of the new branch that opened in March 2002. The $24,000 decrease in professional fees was the result of a reduction in expenses related to internal audit and internal loan review for the quarter as compared to the prior year quarter.

        Other noninterest expense decreased $50,000 as a result of decreases in several smaller individual items, none of which were significant.

        Income Tax Expense. Income tax expense decreased to $297,000 for the three months ended March 31, 2002 from $379,000 for the three months ended March 31, 2001. The decrease was primarily a result of a decrease in income before income taxes. The effective tax rate was 39.0% and 41.9% for the three months ended March 31, 2002 and 2001, respectively.

Liquidity and Commitments

        We are required to have enough investments that qualify as liquid assets in order to maintain sufficient liquidity to ensure a safe and sound operation. Liquidity may increase or decrease depending upon the availability of funds and comparative yields on investments in relation to the return on loans. Historically, we have maintained liquid assets above levels believed to be adequate to meet the requirements of normal operations, including potential deposit outflows. Cash flow projections are regularly reviewed and updated to assure that adequate liquidity is maintained.

        Pacific Trust Bank's liquidity, represented by cash and cash equivalents, is a product of its operating, investing and financing activities. Pacific Trust Bank's primary sources of funds are deposits, amortization, prepayments and maturities of outstanding loans and mortgage-backed securities, maturities of investment securities

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and other short-term investments and funds provided from operations. While scheduled payments from the amortization of loans and mortgage-backed securities and maturing investment securities and short-term investments are relatively predictable sources of funds, deposit flows and loan prepayments are greatly influenced by general interest rates, economic conditions and competition. In addition, Pacific Trust Bank invests excess funds in short-term interest-earning assets, which provide liquidity to meet lending requirements. Pacific Trust Bank also generates cash through borrowings. Pacific Trust Bank utilizes Federal Home Loan Bank advances to leverage its capital base and provide funds for its lending and investment activities, and to enhance its interest rate risk management.

        Liquidity management is both a daily and long-term function of business management. Excess liquidity is generally invested in short-term investments such as overnight deposits or U.S. Agency securities. On a longer term basis, Pacific Trust Bank maintains a strategy of investing in various lending products as described in greater detail under "Business of Pacific Trust Bank - Lending Activities" in the prospectus. Pacific Trust Bank uses its sources of funds primarily to meet its ongoing commitments, to pay maturing certificates of deposit and savings withdrawals, to fund loan commitments and to maintain its portfolio of mortgage-backed securities and investment securities. At March 31, 2002, the total approved loan origination commitments outstanding amounted to $5.9 million. At the same date, unused lines of credit were $18.9 million as of March 31, 2002 and outstanding letters of credit totaled $34,000. Investment and mortgage-backed securities scheduled to mature in one year or less at March 31, 2002 totaled $81,000. Certificates of deposit scheduled to mature in one year or less at March 31, 2002, totaled $101.9 million. Although the average cost of deposits has decreased throughout 2002, management's policy is to maintain deposit rates at levels that are competitive with other local financial institutions. Based on the competitive rates and on historical experience, management believes that a significant portion of maturing deposits will remain with Pacific Trust Bank. In addition, Pacific Trust Bank has the ability at March 31, 2002 to borrow an additional $51.9 million from the Federal Home Loan Bank of San Francisco as a funding source to meet commitments and for liquidity purposes.

Capital

        Consistent with its goals to operate a sound and profitable financial organization, Pacific Trust Bank actively seeks to maintain a "well capitalized" institution in accordance with regulatory standards. Total equity was $29.1 million at March 31, 2002, or 8.32% of total assets on that date. As of March 31, 2002, Pacific Trust Bank exceeded all capital requirements of the Office of Thrift Supervision. Pacific Trust Bank's regulatory capital ratios at March 31, 2002 were as follows: core capital 8.3%; Tier I risk-based capital, 14.1%; and total risk-based capital, 15.0%. The regulatory capital requirements to be considered well capitalized are 5.0%, 6.0% and 10.0%, respectively.

Impact of Inflation

        The consolidated financial statements presented herein have been prepared in accordance with accounting principles generally accepted in the United States of America. These principles require the measurement of financial position and operating results in terms of historical dollars, without considering changes in the relative purchasing power of money over time due to inflation.

        Our primary assets and liabilities are monetary in nature. As a result, interest rates have a more significant impact on our performance than the effects of general levels of inflation. Interest rates, however, do not necessarily move in the same direction or with the same magnitude as the price of goods and services, since such prices are affected by inflation. In a period of rapidly rising interest rates, the liquidity and maturities structures of our assets and liabilities are critical to the maintenance of acceptable performance levels.

        The principal effect of inflation, as distinct from levels of interest rates, on earnings is in the area of noninterest expense. Such expense items as employee compensation, employee benefits and occupancy and equipment costs may be subject to increases as a result of inflation. An additional effect of inflation is the possible increase in the dollar value of the collateral securing loans that we have made. We are unable to determine the extent, if any, to which properties securing our loans have appreciated in dollar value due to inflation.

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Recent Accounting Pronouncements

        In June 2001, the Financial Accounting Standards Board (FASB) issued Statement No.  141 (FAS 141), Business Combinations and Statement No. 142 (FAS 142), Goodwill and Other Intangible Assets. FAS 141 addresses financial accounting and reporting for business combinations and requires all business combinations within the scope of the Statement to be accounted for using the purchase method. However, for combinations between two or more mutual enterprises, FAS 141 is not effective until interpretative guidance related to the application of the purchase method to those transactions is issued. FAS 142 addresses financial accounting and reporting for acquired goodwill and other intangible assets. Management does not believe these recent accounting pronouncements will have any impact on its operations at this time.

Quantitative And Qualitative Disclosures About Market Risk

        Pacific Trust Bank's interest rate sensitivity is monitored by management through the use of a model which estimates the change in net portfolio value (NPV) over a range of interest rate scenarios. NPV is the present value of expected cash flows from assets, liabilities, and off-balance-sheet contracts. An NPV Ratio, in any interest rate scenario, is defined as the NPV in that scenario divided by the market value of assets in the same scenario. The "sensitivity measure" is the decline in the NPV Ratio, in basis points, caused by a 2% increase or decrease in rates, whichever produces a larger decline. The higher an institution's sensitivity measure is, the greater its exposure to interest rate risk is considered to be. The Office of Thrift Supervision has incorporated an interest rate risk component into its regulatory capital rule. Under the rule, an institution whose sensitivity measure exceeds 2% would be required to deduct an interest rate risk component in calculating its total capital for purposes of the risk-based capital requirement. As of March 31, 2002, the latest date for which information is available, Pacific Trust Bank's sensitivity measure, as measured by the Office of Thrift Supervision, resulting from a 200 basis point increase in interest rates was (89) basis points^ and would result in a $4.2 million reduction in the NPV of Pacific Trust Bank. Accordingly, increases in interest rates would be expected to have a negative impact on Pacific Trust Bank's operating results. The NPV Ratio sensitivity measure is below the threshold at which Pacific Trust Bank could be required to hold additional risk-based capital under Office of Thrift Supervision regulations.

        The OTS uses certain assumptions in assessing the interest rate risk of savings associations. These assumptions relate to interest rates, loan prepayment rates, deposit decay rates, and the market values of certain assets under differing interest rate scenarios, among others.

        As with any method of measuring interest rate risk, certain shortcomings are inherent in the method of analysis used in the forthcoming table For example, although certain assets and liabilities may have similar maturities or periods to repricing, they may react in different degrees to changes in market interest rates. Also, the interest rates on certain types of assets and liabilities may fluctuate in advance of changes in market interest rates, while interest rates on other types may lag behind changes in market rates. Additionally, certain assets, such as adjustable rate mortgage loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Further, if interest rates change, expected rates of prepayments on loans and early withdrawals from certificates could deviate significantly from those assumed in calculating the table.

        The following table shows the NPV and projected change in the NPV of Pacific Trust Bank at March 31, 2002, assuming an instantaneous and sustained change in market interest rates as indicated. On March 31, 2002, the yield on the three-month Treasury bill was 1.83%. As a result, the net portfolio value analysis was unable to produce results for the minus 200 and minus 300 basis point scenario for the quarter ended March 31, 2002.

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Interest Rate Sensitivity of Net Portfolio Value (NPV)

	Net Portfolio Value			NPV as a % of PV of Assets
Change in Rates	$ Amount	$ Change	% Change	NPV Ratio	Change

+300 bp	$39,988	$(7,155)	(15)%	11.25%	(159 bp)
+200 bp	42,987	(4,156)	(9)	11.95	(89 bp)
+100 bp	45,373	(1,770)	(4)	12.47	(37 bp)
0 bp	47,143	-	-	12.84	-
-100 bp	47,897	754	2	12.97	13 bp
-200 bp	N/A	N/A	N/A	N/A
-300 bp	N/A	N/A	N/A	N/A

        Pacific Trust Bank does not maintain any securities for trading purposes. Pacific Trust Bank does not currently engage in trading activities or use derivative instruments in a material amount to control interest rate risk. In addition, interest rate risk is the most significant market risk affecting Pacific Trust Bank. Other types of market risk, such as foreign currency exchange risk and commodity price risk, do not arise in the normal course of Pacific Trust Bank's business activities and operations.

ADDITIONAL INFORMATION

        First PacTrust Bancorp, Inc. has filed with the SEC a registration statement under the Securities Act of 1933 with respect to the common stock offered hereby. As permitted by the rules and regulations of the SEC, this prospectus supplement does not contain all the information set forth in the registration statement. This information, including the appraisal report, as updated and revised, which is an exhibit to the registration statement, can be examined without charge at the public reference facilities of the SEC located at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of this material can be obtained from the SEC at prescribed rates. In addition, the SEC maintains a web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC, including First PacTrust Bancorp, Inc. The statements contained in this prospectus supplement as to the contents of any contract or other document filed as an exhibit to the registration statement are, of necessity, brief descriptions thereof and are not necessarily complete; each statement is qualified by reference to the contract or document. Pacific Trust Bank also maintains a website (http://www.pacifictrustbank.com) which contains various information about Pacific Trust Bank.

        Pacific Trust Bank has filed an Application for Conversion and a Holding Company Application on Form H-(e)1s with the Office of Thrift Supervision with respect to the conversion. This prospectus supplement omits certain information contained in those applications. The applications may be examined at the principal office of the Office of Thrift Supervision, 1700 G Street, N.W., Washington, D.C. 20552, and at the West Regional Office of the Office of Thrift Supervision located at Pacific Plaza, 2001 Junipero Serra Boulevard, Suite 650, Daly City, California 94014-1976.

        In connection with the conversion, First PacTrust Bancorp, Inc. has registered its common stock with the SEC under Section 12 of the Securities Exchange Act of 1934, and, upon such registration, First PacTrust Bancorp, Inc. and the holders of its stock will become subject to the proxy solicitation rules, reporting requirements and restrictions on stock purchases and sales by directors, officers and greater than 10% stockholders, the annual and periodic reporting and certain other requirements of the Securities Exchange Act of 1934. Under the plan of conversion, First PacTrust Bancorp, Inc. has undertaken that it will not terminate this registration for a period of at least three years following the conversion.

        A copy of the plan of conversion, the charter and bylaws of First PacTrust Bancorp, Inc. and Pacific Trust Bank are available without charge from Pacific Trust Bank. Requests for such information should be directed to: Stockholder Relations, Pacific Trust Bank, 610 Bay Boulevard, Chula Vista, California 91910.

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PACIFIC TRUST BANK
INDEX TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS

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Consolidated Statements of Financial Condition as of March 31, 2002 and
December 31, 2001	F-2

Consolidated Statements of Income for the Three Months Ended
March 31, 2002 and 2001	F-3

Consolidated Statements of Cash Flows for the Three Months Ended
March 31, 2002 and 2001	F-4

Notes to Consolidated Financial Statements	F-5

        All schedules are omitted because the required information is not applicable or is included in the Consolidated Financial Statements and related Notes.

        The financial statements of First PacTrust Bancorp, Inc. have been omitted because First PacTrust Bancorp, Inc. has not yet issued any stock, has no assets or liabilities, and has not conducted any business other than that of an organizational nature.

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Pacific Trust Bank
Consolidated Statements of Financial Condition
(In thousands of dollars)
(Unaudited)

	March 31, 2002	December 31, 2001

ASSETS

Cash and due from banks	$ 6,393	$ 5,228
Federal funds sold	9,945	10,150
Interest-bearing deposits	5,495	2,625
Total cash and cash equivalents	21,833	18,003

Securities available-for-sale	16,124	13,661
Federal Home Loan Bank stock	2,546	2,509
Loans receivable, net	290,276	257,216
Accrued interest receivable	1,549	1,460
Premises and equipment, net	5,036	3,863
Servicing agent receivable	10,357	11,687
Other assets	1,628	1,677

Total assets	$349,349	$310,076

LIABILITIES AND EQUITY

LIABILITIES
Deposits:
Non-interest bearing	$ 6,097	$ 4,001
Interest-bearing	270,412	247,953
Total deposits	276,509	251,954

Advances from Federal Home Loan Bank	41,000	28,000
Accrued expenses and other liabilities	2,757	1,401
Total liabilities	320,266	281,355

EQUITY
Retained earnings	29,133	28,669
Accumulated other comprehensive income (loss)	(50)	52
Total equity	29,083	28,721

Total liabilities and equity	$349,349	$310,076

See accompanying notes to consolidated financial statements.

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Pacific Trust Bank
Consolidated Statements of Income
(In thousands of dollars)
(Unaudited)
	Three Months Ended March 31,
	2002	2001

Interest and dividend income
Loans, including fees	$4,664	$5,009
Securities	176	554
Other interest-earning assets	84	77
Total	4,924	5,640

Interest expense
Deposits	1,677	2,388
Federal Home Loan Bank advances	313	745
Total	1,990	3,133

Net interest income	2,934	2,507

Provision for loan losses	165	20

Net interest income after provision for loan losses	2,769	2,487

Noninterest income
Customer service fees	219	235
Loan servicing fees	(2)	13
Net gain on sale of securities available-for-sale	-	22
Other	15	43
Total	232	313

Noninterest expense
Salaries and employee benefits	941	865
Occupancy and equipment expense	576	429
Advertising	110	81
Professional fees	48	72
Stationary, supplies and postage	104	93
Data processing	241	100
ATM costs	101	90
Other general and administrative	119	166
Total	2,240	1,896

Income before income taxes	761	904

Income tax expense	297	379

Net income	$ 464	$ 525

See accompanying notes to consolidated financial statements.

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Pacific Trust Bank
Consolidated Statements of Cash Flows
(In thousands of dollars)
(Unaudited)
	Three Months Ended March 31,
	2002	2001

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$ 464	$ 525
Adjustments to reconcile net income to net cash from
operating activities
Net premium amortization (discount accretion) on securities	56	19
Gain on sale of securities available-for-sale	-	(22)
Provision for loan losses	165	20
Depreciation	210	119
FHLB stock dividends	(37)	(53)
Net change in:
Accrued interest receivable and other assets	(33)	(192)
Accrued interest payable and other liabilities	1,356	64
Net cash from operating activities	2,181	480

CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of loans	(19,403)	-
Purchase of FHLB stock	-	(391)
Net increase in loans	(12,492)	(17,677)
Purchase of securities available for sale	(5,122)	(116)
Principal repayments on mortgage-backed securities	2,494	5,441
Proceeds from sales of securities available-for-sale	-	4,917
Purchase of premises and equipment	(1,383)	(146)
Net cash from investing activities	(35,906)	(7,972)

CASH FLOWS FROM FINANCING ACTIVITIES
Net change in deposits	24,555	14,287
Net change in Federal Home Loan Bank open line	-	(15,650)
Repayments of Federal Home Loan Bank advances	(46,000)	-
Proceeds from Federal Home Loan Bank advances	59,000	10,000
Net cash from financing activities	37,555	8,637

Net change in cash and cash equivalents	3,830	1,145

Cash and cash equivalents at beginning of period	18,003	7,699

Cash and cash equivalents at end of period	$21,833	$ 8,844

See accompanying notes to consolidated financial statements.

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PACIFIC TRUST BANK
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
MARCH 31, 2002
(table amounts in thousands of dollars)

Note 1 -- Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of Pacific Trust Bank (the Bank) as of March 31, 2002 and December 31, 2001 and for the three-month periods ended March 31, 2002 and 2001.

The accompanying unaudited interim consolidated financial statements have been prepared pursuant to the rules and regulations for reporting on Form 10-Q. Accordingly, certain disclosures required by accounting principles generally accepted in the United States of America are not included herein. These interim statements should be read in conjunction with the Bank's consolidated financial statements and notes thereto included in the Form S-1 Registration Statement filed with the Securities and Exchange Commission by First PacTrust Bancorp, Inc. (the proposed holding company for the Bank). The December 31, 2001 balance sheet presented herein has been derived from the audited financial statements included in the Form S-1 Registration Statement filed with the Securities and Exchange Commission, but does not include all disclosures required by accounting principles generally accepted in the United States of America.

Interim statements are subject to possible adjustment in connection with the annual audit of the Bank for the year ending December 31, 2002. In the opinion of management of the Bank, the accompanying unaudited interim consolidated financial statements reflect all adjustments (consisting of normal recurring adjustments) necessary for a fair presentation of the consolidated financial position and consolidated results of operations for the periods presented.

The results of operations for the three months ended March 31, 2002 and 2001 are not necessarily indicative of the results to be expected for the full year.

Note 2 -- Summary of Significant Accounting Policies

Nature of Operations: The Bank is a federally chartered mutual savings bank and member of the Federal Home Loan Bank (FHLB) system, which maintains insurance on deposit accounts with the Savings Association Insurance Fund (SAIF) of the Federal Deposit Insurance Corporation. The Bank is engaged in the business of retail banking, with operations conducted through its main office and seven branches located in the San Diego and Riverside counties.

Use of Estimates in the Preparation of Financial Statements: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The collectibility of loans, fair value of financial instruments, and status of contingencies are particularly subject to change.

Servicing Agent Receivable: The Bank has contracted with a servicing agent to process payments and service a portion of the Bank's real estate loan portfolio. The servicing agent remits cash receipts within 15 days of the end of each month for loan payments received. These cash amounts are reflected as due from servicing agent on the consolidated statements of financial condition.

(Continued)

F-5
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Note 3 -- Adoption of Plan of Conversion (Unaudited)

On March 1, 2002, the Board of Directors of the Bank adopted a Plan of Conversion to convert from a federal mutual savings bank to a federal stock savings bank with the concurrent formation of a holding company. The conversion will be accomplished through the amendment of the Bank's charter and the sale of the proposed holding company's common stock in an amount equal to the consolidated pro forma market value of the holding company and the Bank after giving effect to the conversion. A subscription offering of the shares of common stock will be offered initially to the Bank's eligible deposit account holders, then to other members of the Bank. Any shares of the holding company's common stock not sold in the subscription offering will be offered for sale to the general public, giving preference to the Bank's market area.

At the time of conversion, the Bank will establish a liquidation account in an amount equal to its total net worth as of the latest statement of financial condition appearing in the final prospectus. The liquidation account will be maintained for the benefit of eligible depositors who continue to maintain their accounts at the Bank after the conversion. The liquidation account will be reduced annually to the extent that eligible depositors have reduced their qualifying deposits.

Subsequent increases will not restore an eligible account holder's interest in the liquidation account. In the event of a complete liquidation, each eligible depositor will be entitled to receive a distribution from the liquidation account in an amount proportionate to the current adjusted qualifying balances for accounts then held. The liquidation account balance is not available for payment of dividends.

Conversion costs will be deferred and deducted from the proceeds of the shares sold in the conversion. If the conversion is not completed, all costs will be charged to expense. At March 31, 2002, $172,000 has been deferred.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.   Indemnification of Directors and Officers

       Article 12 of First PacTrust Bancorp, Inc.'s Charter provides for indemnification of current and former directors and officers or individuals serving any other entity at the request of First PacTrust Bancorp, Inc., to the fullest extent required or permitted under Maryland law. In addition, Article 12 provides for the indemnification of other employees and agents to the extent authorized by the Board of Directors and permitted under Maryland law. Article 12 also provides First PacTrust Bancorp, Inc. with the authority to purchase insurance for indemnification purposes. The indemnification provisions set forth within Article 12 are non-exclusive in nature, however, First PacTrust Bancorp, Inc. shall not be liable for any payment under Article 12 to the extent that said person entitled to be indemnified has actually received payment under any insurance policy, agreement or otherwise of the amounts indemnifiable under Article 12.

       Section 2-418 of the General Corporation Law of the State of Maryland permits a corporation to indemnify a person against judgments, penalties, settlements and reasonable expenses unless it is proven that (1) the conduct of the person was material to the matter giving rise to the proceeding and the person acted in bad faith or with "active and deliberate dishonesty," (2) the person actually received an improper benefit or (3) in the case of a criminal proceeding, the person had reason to believe that his conduct was unlawful.

       Maryland law provides that where a person is a defendant in a derivative proceeding, the person may not be indemnified if the person is found liable to the corporation. Maryland law also provides that a person may not be indemnified in any proceeding alleging improper personal benefit to the person in which the person was found liable on the grounds that personal benefit was improperly received.

       Maryland law further provides that unless otherwise provided in the corporation's Charter, a director or officer (but not an employee or agent) who is successful on the merits or otherwise in defense of any proceeding must be indemnified against reasonable expenses. The Charter does not otherwise provide a bar against mandatory indemnification.

       Finally, Section 2-418 of the General Corporation Law also permits expenses incurred by a person in defending a proceeding to be paid by the corporation in advance of the final disposition of the proceeding upon the receipt of an undertaking by the director or officer to repay this amount if it is ultimately determined that he or she is not entitled to be indemnified by the corporation against these expenses. The person seeking indemnification of expenses must affirm in writing that he or she believes in good faith that he or she has met the applicable standard for indemnification of expenses.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of First PacTrust Bancorp, Inc.

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pursuant to the foregoing provisions, or otherwise, First PacTrust Bancorp, Inc. has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

Item 25.    Other Expenses of Issuance and Distribution

       Set forth below is an estimate of the amount of fees and expenses (other than underwriting discounts and commissions) to be incurred in connection with the issuance of the shares.

Counsel fees and expenses	$ 225,000
Accounting fees and expenses	135,000
Appraisal and business plan preparation fees and expenses	64,500
Underwriting fees(1) (including financial advisory fee and expenses)	729,000
Underwriter's counsel fees and expenses	35,000
Printing, postage and mailing	250,000
Registration and Filing Fees	12,172
NASDAQ Listing Fee	100,000
Stock transfer agent and certificates	20,000
Other expenses(1)	8,328
TOTAL	$1,579,000
__________________
(1)       Based on maximum of Estimated Valuation Range.

Item 26.    Recent Sales of Unregistered Securities

       The Registrant is newly incorporated, solely for the purpose of acting as the holding company of Pacific Trust Bank, pursuant to the Plan of Conversion (filed as Exhibit 2 herein), and no sales of its securities have occurred to date.

Item 27.    Exhibits and Financial Statement Schedules

       See the Exhibit Index filed as part of this Registration Statement.

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Item 28.    Undertakings

       The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to:

	(i)	Include any Prospectus required by Section 10(a)(3) of the Securities Act of 1933;

	(ii)	Reflect in the Prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

	(iii)	Include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and it will be governed by the final adjudication of such issue.

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SIGNATURES

       In accordance with the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form S-1 and authorized this Registration Statement to be signed on its behalf by the undersigned, in the City of Chula Vista, State of California, on July 19, 2002.

FIRST PACTRUST BANCORP, INC.

By:	/s/ HANS R. GANZ
Hans R. Ganz, President and Chief Executive Officer (Duly Authorized Representative)

KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Hans R. Ganz his true and lawful attorney-in-fact and agent, with full power of substitution and re-substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and all other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all said attorney-in-fact and agent or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

In accordance with the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

/s/ HANS R. GANZ	/s/ ALVIN L. MAJORS
Hans R. Ganz	Alvin L. Majors
President, Chief Executive Officer and Director	Chairman of the Board

July 19, 2002	July 19, 2002

/s/ FRANCIS P. BURKE	/s/ KENNETH SCHOLZ
Francis P. Burke	Kenneth Scholz
Director	Director

July 19, 2002	July 19, 2002

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/s/ DONALD PURDY	/s/ DONALD WHITACRE
Donald Purdy	Donald Whitacre
Director	Director

July 19, 2002	July 19, 2002

/s/ REGAN GALLAGHER
Regan Gallagher
Controller (Principal Financial and Accounting Officer)

July 19, 2002

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EXHIBIT INDEX

Exhibits:

1.1	Engagement Letter with Keefe, Bruyette & Woods, Inc.*
1.2	Form of Agency Agreement with Keefe, Bruyette & Woods, Inc.*
2.0	Plan of Conversion*
3.1	Charter for First PacTrust Bancorp, Inc.*
3.2	Bylaws of First PacTrust Bancorp, Inc.*
4.0	Form of Stock Certificate of First PacTrust Bancorp, Inc.*
5.0	Opinion of Silver, Freedman & Taff L.L.P. re: Legality*
8.1	Opinion of Silver, Freedman & Taff L.L.P. re: Federal Tax Matters*
8.2	Opinion of Crowe, Chizek and Company re: State Tax Matters*
8.3	Letter of RP Financial, LC. re: Subscription Rights*
10.1	Form of Severance Agreement*
10.2	401(k) Employee Stock Ownership Plan*
10.3	Letter Agreement regarding Appraisal Services*
10.4	Letter Agreement regarding Business Plan*
21.0	Subsidiaries of the Registrant*
23.1	Consent of Silver, Freedman & Taff L.L.P. re: Legality (included in Exhibit 5.0)*
23.2	Consent of Crowe, Chizek and Company
23.3	Consent of RP Financial, LC.*
24.0	Power of Attorney, included in signature pages
99.1	Appraisal Report of RP Financial, LC.*
99.2	Subscription Order Form and Instructions*
99.3	Additional Solicitation Material
99.4	Supplemental Order Form

_____________________________
* Filed previously

End.